UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces First Quarter 2023 Results for Production and Volume Sold per Metal

LIMA, Peru--(BUSINESS WIRE)--April 13, 2023--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 1Q23 results for production and volume sold.

1Q23 Production per Metal (100% basis)

	1Q23 (Actual)	2023 Guidance (1)(2)(3)

Gold (Oz.)
Orcopampa	19,996	72k - 80k
Tambomayo	10,600	35k - 40k
Coimolache	6,536	60k - 65k
El Brocal	4,421	24k - 26k

Silver (Oz.)
Uchucchacua	0	0.7M - 1.0M
Yumpag	0	1.6M - 1.8M
El Brocal	436,678	2.7M - 3.0M
Tambomayo	394,305	1.9M - 2.2M
Julcani	417,887	2.6M - 2.8M

Lead (MT)
El Brocal	0	7.5k - 8.3k
Uchucchacua	0	1.4k - 1.5k
Yumpag	0	0.3k - 0.4k
Tambomayo	1,324	2.9k - 3.2k

Zinc (MT)
El Brocal	0	23.0k - 25.0k
Uchucchacua	0	2.0k - 2.2k
Yumpag	0	-
Tambomayo	1,552	4.8k - 5.3k

Copper (MT)
El Brocal	12,238	45.0k - 50.0k
  Above 2023 projections are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of February 2023.
  2023 Uchucchacua and Yumpaq Guidance is subject to permit approval to begin production.
  El Brocal stockpiled ore mined from its open pit during the 1Q23. Lead and zinc ore will be treated at the processing plant starting in 2Q23. The underground mine will operate continuously throughout 2023.

1Q23 Comments

Tambomayo:

  Gold production was in line with expectations for 1Q23.
  1Q23 silver production was below projections as a short-term mining reschedule resulted from a temporary cement (used for shotcrete) supply disruption in Arequipa city. However, this was partially offset by increased lead and zinc production during the quarter with higher than anticipated head grade and improved metallurgical performance.

Orcopampa:

  Gold production was in line with expectations for 1Q23.

Coimolache:

  1Q23 gold production was slightly below quarterly projections due to slower than expected production ramp-up during the quarter as leach pad percolation time exceeded expectations. Percolation remains in progress and related gold processing has been deferred to subsequent quarters with the expected return to the previously projected schedule in the 2Q23.
  Coimolache is expected to recover gold production in subsequent quarters and therefore remains on track to meet 2023 Guidance.

Julcani:

  1Q23 silver production was below projections due to the February 2023 suspension of operations related to anti-government protests which adversely impacted production and mine development. Operations were fully reestablished on February 16, 2023.
  Julcani is expected to recover silver production in subsequent quarters and therefore remains on track to meet 2023 Guidance.

Yumpag:

  Construction and operational permitting process have continued as per the expected schedule.
  4Q23 targeted production initiation remains unchanged and subject to approval of the final permit required to operate.

Uchucchacua:

  Exploration and mine development continue as planned. The 2H23 target to resume production remains unchanged.

El Brocal:

  1Q23 gold, silver and copper production exceeded first quarter 2023 projections due to earlier than expected production from high-grade areas within the underground mine as well as increased metallurgical recoveries.
  Ore mined from the open pit during the 1Q23 was stockpiled, according to plan. Open pit ore will begin processing in the 2Q23.

1Q23 Payable Volume Sold

1Q23 Volume Sold per Metal (100% basis)

1Q23 (Actual)

Gold (Oz.)
Orcopampa	20,326
Tambomayo	9,360
Coimolache	6,854
El Brocal	2,595

Silver (Oz.)
Uchucchacua	130,642
Yumpag	0
El Brocal	379,158
Tambomayo	370,299
Julcani	412,890

Lead (MT)
El Brocal	88
Uchucchacua	0
Yumpag	0
Tambomayo	1,189

Zinc (MT)
El Brocal	38
Uchucchacua	0
Yumpag	0
Tambomayo	1,269

Copper (MT)
El Brocal	11,748

Realized Metal Prices*

1Q23 (Actual)
Gold (Oz)	1,915
Silver (Oz)	22.5
Lead (MT)	2,139
Zinc (MT)	2,004
Copper (MT)	8,972

*Buenaventura consolidated figures.

Appendix

1. 1Q23 Production per Metal (100% basis)

1Q23 (Actual)

Gold (Oz.)
La Zanja	3,051

Silver (Oz.)
Orcopampa	7,618
La Zanja	6,630
Coimolache	25,485

Lead (MT)
Julcani	106

2. 1Q23 Volume Sold per Metal (100% basis)

1Q23 (Actual)

Gold (Oz.)
La Zanja	3,211

Silver (Oz.)
Orcopampa	6,699
La Zanja	10,942
Coimolache	24,909

Lead (MT)
Julcani	94

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

In Lima:
Daniel Dominguez, Chief Financial Officer
+51 (511) 419 2540

Gabriel Salas, Head of Investor Relations
+51 (511) 419 2591 / Gabriel.salas@buenaventura.pe

Company Website: www.buenaventura.com.pe/ir

In NY:
Barbara Cano
+1 (646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: April 13, 2023